UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Magellan Petroleum Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

559091307
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559091307

1)	Names of Reporting Persons.
Brendan S. MacMillan

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)	Citizenship or Place of Organization
United States of America

Number of            5) Sole Voting Power        2,608,488 (1)
Shares
Beneficially            6) Shared Voting Power        77,250 (1) (2)
Owned
by Each                7) Sole Dispositive Power        2,608,488 (1)
Reporting
Person                8) Shared Dispositive Power    77,250 (1) (2)
With:

9)    Aggregate Amount Beneficially
Owned by Each Reporting Person                2,685,738 (1) (2)

10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)            [ ]

11)    Percent of Class Represented by Amount in Row (9)        5.9% (3)

12)	Type of Reporting Person (See Instructions) IN

(1)	All amounts in Items 5-9 are as of December 31, 2013.

(2)	Includes (i) 2,100 shares held by the reporting person’s spouse; and (ii) a total of 75,150 shares held by the reporting person as UTMA custodian for his two daughters.

(3)
The reporting person became a beneficial owner of more than five percent of the class upon the repurchase by the issuer of 9,264,637 shares from Sopak AG (“Sopak”) on January 16, 2013, pursuant to a Collateral Purchase Agreement between the issuer and Sopak entered into on January 14, 2013.

Item 1.
(a)    Name of Issuer:
Magellan Petroleum Corporation

(b)    Address of Issuer’s Principal Executive Offices:
1775 Sherman Street
Suite 1950
Denver, Colorado 80203

Item 2.
(a)    Name of Person Filing:
Brendan S. MacMillan

(b)    Address of Principal Business Office or, if none, Residence:
150A Manchester Street
San Francisco, California 94110

(c)    Citizenship:
United States of America

(d)    Title of Class of Securities:
Common Stock, par value $0.01 per share

(e)    CUSIP Number:
559091307

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)    [ ]    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    [ ]    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    [ ]    Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8);

(e)    [ ]    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)    [ ]    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)    [ ]    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)    [ ]    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i)    [ ]    A church plan that is excluded from the definition of an investment company under section 3(c)(14)
of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    [ ]    A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)    [ ]    Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4. Ownership.
(a)    Amount beneficially owned:
2,685,738 (1)

(b)    Percent of class:
5.9% (2)

(c)    Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote:
2,608,488 (3)

(ii)    Shared power to vote or to direct the vote:
77,250 (4)

(iii)    Sole power to dispose or to direct the disposition of:
2,608,488 (5)

(iv)    Shared power to dispose or to direct the disposition of:
77,250 (6)

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
As discussed in footnote (2) for Items 6), 8), and 9) above, certain securities reported in this Schedule are held by or on behalf of persons other than the reporting person, which other persons have the right to receive dividends from, and the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8. Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certifications
Not applicable.

(1)	See footnotes for Item 9) above.

(2)	See footnote for Item 11) above.

(3)	See footnote for Item 5) above.

(4)	See footnotes for Item 6) above.

(5)	See footnote for Item 7) above.

(6)	See footnotes for Item 8) above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014

/s/ Brendan S. MacMillan
Name: Brendan S. MacMillan